Exhibit 16.1

May 11, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 11, 2015 of Brixmor Property Group Inc. and Brixmor Operating Partnership L.P. and are in agreement with statements contained in the second, third, fourth and fifth paragraphs of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrants contained therein.

/s/ Ernst & Young LLP